UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs Share Purchase Agreement with Fulai Investments Limited

We, LDK Solar Co., Ltd., have announced that we have entered into a share purchase agreement dated April 25, 2013 with Fulai Investments Limited, which has agreed to purchase additional 25,000,000 of our newly issued ordinary shares, at a purchase price of US$1.03 per share with an aggregate purchase price of US$25,750,000, subject to the terms and conditions of the share purchase agreement, including a lock-up for 180 days from the closing date of the contemplated transactions. The share purchase price reflects an 8% discount to the 5-day average share price.

Pursuant to the share purchase agreement, the parties will endeavor to fulfill the closing conditions to consummate the transactions prior to June 28, 2013. Fulai Investments has agreed to pay us in two installments prior to the closing: the first in May for US$15,000,000 and the second in June for US$10,750,000. Fulai Investments also has the right to designate two non-executive directors to our board upon consummation of the transaction. The net proceeds will be used for general corporate purposes in LDK Solar’s operations.

Our press release issued on April 26, 2013 is attached hereto as Exhibit 99.7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: April 26, 2013

Exhibit 99.7

LDK Solar Signs Second Share Purchase Agreement with Fulai Investments

XINYU CITY, China and SUNNYVALE, Calif., April 26, 2013 - LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today announced that it has entered into a share purchase agreement dated April 25, 2013 with Fulai Investments Limited, which has agreed to purchase additional 25,000,000 newly issued ordinary shares of LDK Solar, at a purchase price of US$1.03 per share with an aggregate purchase price of US$25,750,000, subject to the terms and conditions of the share purchase agreement, including a lock-up for 180 days from the closing date of the contemplated transactions. The share purchase price reflects an 8% discount to the 5-day average share price.

Pursuant to the share purchase agreement, the parties will endeavor to fulfill the closing conditions to consummate the transactions prior to June 28, 2013. Fulai Investments has agreed to pay LDK Solar in two installments prior to the closing: the first in May for US$15,000,000 and the second in June for US$10,750,000. Fulai Investments also has the right to designate two non-executive directors to the LDK Solar board upon consummation of the transaction. The net proceeds will be used for general corporate purposes in LDK Solar’s operations.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

About Fulai Investments

Fulai Investments Limited is company incorporated and existing under the laws of the British Virgin Islands wholly owned by Mr. Cheng Kin Ming, a Chinese merchant conducting business in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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